August 17, 2007
VIA:            EDGAR

Max A. Webb
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

RE:       Host America Corporation
Amendment No. 1 to Preliminary Schedule 14A
Filed July 25, 2007
SEC File No. 000-16196

Mr. Webb:

Thank you for your letter dated August 8, 2007 regarding the review of Host America Corporation’s Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A.  Filed electronically on behalf of Host America Corporation (the “Company”) is Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A.  This letter highlights where the changes requested by the Staff in its comment letter dated August 8, 2007 are included in the Company’s amended filing.

Further, in response to the comments received from the Securities and Exchange Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

Comment No. 1:

The comment is noted and the technical terms “Shelter Island term loan” and “Switchgear and Retrofit contracts” have been more fully explained when they are first used to provide a more detailed understanding of the term.

Alternatives Considered by Management: Business Strategy, page 29

Comment No. 2:

The comment is noted and we have included language in the “Business Strategy” section to further describe Ardour Capital Investments, LLC and the role they played in this matter.

Mr. Max A Webb
Securities and Exchange Commission
August 17, 2007

Comment No. 3:

The comment is noted and we have included additional language in the “Business Strategy” section to further describe the involvement of Messrs. Hayes, Rossomando and Cerreta.

Final Negotiations and Documentation, page 31:

Comment No. 4:

The comment is noted and we have included language in the “Final Negotiations” section to further describe the specific related party attributes of the agreements that the Audit Committee approved and have also added disclosure concerning the Audit Committee’s findings about these attributes.

Reasons for the Corporate Dining and the Lindley Sales, page 32:

Comment No. 5:

Please be advised that the Corporate Dining buyer will not be responsible for any current liabilities associated with the business, specifically, accounts payable of approximately $880,000 and accrued expenses of approximately $78,000.

Opinion of our Financial Advisor Regarding the Fairness, page 49

Comment No. 6:

Please be advised that we have removed the language regarding the cost approach as it was not one of the methodologies used by Marshall & Stevens.

Comment No. 7:

Please be advised, that based on the due diligence of Marshall & Stevens, comparables companies were initially researched independently for both entities based on industry classification.  Based on the initial review of comparable companies, management suggested to Marshall & Stevens the use of other comparable companies which were more in line with the business operations of Corporate Dining, given the small size of the Corporate Dining business as compared to the industry classifications and the uncertainty regarding economic and industry trends. The initial search of comparable companies for Lindley Food Service produced comparable companies within the industry classification which were in line with its business operations.

Interests of Host Management and Directors in the Asset Sale, page 66:

Comment No. 8:

The comment is noted and we have included the original dates of issuance and the maturity dates of the promissory notes.  Additionally, we have updated this section to include the most recent private placement.

Mr. Max A Webb
Securities and Exchange Commission
August 17, 2007

Thank you for your assistance.  If we can be of any assistance in connection with the Staff's review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Michael C. Malota
Michael C. Malota
Chief Financial Officer